

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2023

Thomas Gad
Founder and President
Y-mAbs Therapeutics, Inc.
230 Park Avenue
Suite 3350
New York, NY 10169

   Re: Y-mAbs Therapeutics, Inc.
     Registration Statement on Form S-3
     Filed March 30, 2023
     File No. 333-271006

Dear Thomas Gad:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Daniel Crawford at 202-551-7767 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Sarah K. Sellers, Esq.